Exhibit (a)(3)


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May 6, 2002



TO:            UNIT HOLDERS OF FJS PROPERTIES FUND I, L.P.

SUBJECT:       OFFER TO PURCHASE UNITS

Dear Unit Holder:

         As described in the enclosed Offer to Purchase and related Letter of Transmittal (the "Offer"), EVEREST FJS INVESTORS, LLC (the "Purchaser") is offering to purchase up to 4,197 Units of limited partnership interest (the "Units") in FJS PROPERTIES FUND I, L.P., a Delaware limited partnership (the "Partnership") at a purchase price equal to:

                                  $160 per Unit

         The Offer will provide you with an opportunity to liquidate all, or a portion of, your investment in FJS PROPERTIES FUND I, L.P. without the usual transaction costs associated with market sales or partnership transfer fees. Please consider:

            The Offer Price of $160 per Unit represents a premium to the estimated liquidation value. In a recommendation letter to limited partners dated November 13, 2001, the Partnership estimated that limited partners would receive approximately $150.71 per Unit if the Partnership sold its property, distributed all the proceeds and dissolved the Partnership. The Offer price exceeds that amount by $9.29 per Unit, or over 6%. Units of limited partnerships are usually purchased at a significant discount to their estimated liquidation value, so the Offer Price represents a significant premium for the Units.

         After carefully reading the enclosed Offer, if you elect to tender your Units, mail (using the enclosed pre-addressed, postage paid envelope) a duly completed and executed copy of the Letter of Transmittal (printed on blue paper), and any other documents required by the Letter of Transmittal, to the Purchaser at:

                           Everest FJS Investors, LLC
                          199 S. Los Robles Ave., #440
                               Pasadena, CA 91101
                        Attn: Securities Processing Dept.
                               Tel: (626) 585-5920

         If you have any questions or need assistance, please call the Purchaser at 800-611-4613.



         This Offer expires (unless extended) June 5, 2002.



                                                   EVEREST FJS INVESTORS, LLC